SilverSun Technologies, Inc.

120 Eagle Rock Avenue

East Hanover, New Jersey 07936

October 21, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SilverSun Technologies, Inc.
Registration Statement on Form S-3
File No. 333-249238

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, SilverSun Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Friday, October 23, 2020, or as soon thereafter as possible.

* * * *

Very Truly Yours,

SilverSun Technologies, Inc.

/s/ Mark Meller
Mark Meller
Chief Executive Officer